UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Calidi Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

320703101

(CUSIP Number)

Jackson Investment Group, LLC

2655 Northwinds Parkway

Alpharetta, GA 30009

Attention: Jay D. Mitchell, General Counsel

770-643-5612

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of Schedule 13D, and is filing this schedule because of 17 C.F.R. § 240.13d-1(e), 17 C.F.R. § 240.13d-1(f), or 17 C.F.R. § 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320703101	Schedule 13D/A	Page 1 of 5

1	NAMES OF REPORTING PERSONS
Jackson Investment Group, LLC 20-5783109
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,882,748*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,882,748*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,882,748*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Consists of 2,882,748 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Calidi Biotherapeutics, Inc. (the “Issuer”).

**	Based on 35,906,523 shares of Common Stock outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 19, 2023.

CUSIP No. 320703101	Schedule 13D/A	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Richard L. Jackson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,287,788*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,287,788*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,287,788*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Consists of (i) 2,882,748 shares of Common Stock held by Jackson Investment Group LLC, (ii) 20,000 shares of Common Stock held by Richard L. Jackson and (iii) 385,040 shares of Common Stock underlying warrants exercisable within 60 days of September 29, 2023.

**	Based on 35,906,523 shares of Common Stock outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 19, 2023.

CUSIP No. 320703101	Schedule 13D/A	Page 3 of 5

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed jointly by Jackson Investment Group, LLC, a Georgia limited liability company (“JIG LLC”) and Richard L. Jackson, and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the SEC on September 21, 2022, as amended by Amendment No. 1 filed with the SEC on December 16, 2022 and Amendment No. 2 filed with the SEC on June 28, 2023 (the “Statement”), with respect to the shares of common stock, par value $0.0001 per share, of Calidi Biotherapeutics, Inc. (the “Issuer”) (formerly shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of First Light Acquisition Group, Inc., a Delaware corporation (“FLAG”)).

This Amendment No. 3 is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Calidi Biotherapeutics, Inc., a Delaware corporation (the “Issuer”) (certain of which were formerly shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of First Light Acquisition Group, Inc., a Delaware corporation (“FLAG”)), beneficially owned by the reporting persons named herein (each, individually, a “Reporting Person” and, collectively, the “Reporting Persons”). The principal executive offices of the Issuer are located at 4475 Executive Drive, Suite 200, San Diego, California.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Statement is hereby amended and supplemented by adding the following paragraphs at the end thereof:

Completion of the Business Combination

On September 12, 2023, the Business Combination was consummated. Pursuant to the terms of the Series B Financing, the Reporting Persons completed the $7,500,000 Subsequent Investment in the Series B Preferred Stock of Calidi and received the second transfer of 133,981 shares of Class B Common Stock pursuant to the Share Transfer Agreement, as described above under “June 2023 Share Transfer Agreement.” On September 12, 2023, the 839,968 shares of Class B Common Stock of FLAG and 500,000 shares of Series B Preferred Stock of Calidi held by the Reporting Persons were converted and/or exchanged into an aggregate of 2,882,748 shares of Common Stock of the Issuer.

Open Market Purchases

On September 12, 2023, Richard L. Jackson purchased 189,908 warrants to purchase 189,908 shares of Common Stock on the open market at a price of $0.25 per warrant for an aggregate purchase price of $47,477.00.

On September 13, 2023, Richard L. Jackson purchased 20,000 shares of Common Stock on the open market at a weighted average price of approximately $4.3697 per share for an aggregate purchase price of $87,393.45.

Between September 13, 2023 and September 29, 2023, Richard L. Jackson purchased 195,132 warrants to purchase 195,132 shares of Common Stock on the open market at a weighted average price of approximately $0.21 per warrant for an aggregate purchase price of $40,074.99.

CUSIP No. 320703101	Schedule 13D/A	Page 4 of 5

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by deleting the entirety of Item 5 and replacing it with the following paragraphs:

The following disclosure assumes 35,906,523 shares of Common Stock outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 19, 2023.

(a) Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own the 3,287,788 shares of Common Stock held by the Reporting Persons as of the date hereof or underlying warrants exercisable within 60 days of the date hereof, representing approximately 9.1% of the outstanding shares of Common Stock. Richard L. Jackson is the beneficial owner of a total of 3,287,788 shares of Common Stock, representing 9.1% of the outstanding shares of Common Stock and consisting of (i) 2,882,748 shares of Common Stock held by Jackson Investment Group LLC, (ii) 20,000 shares of Common Stock held by Richard L. Jackson and (iii) 385,040 shares of Common Stock underlying warrants exercisable within 60 days of the date hereof. Jackson Investment Group, LLC is the beneficial owner of a total of 2,882,748 shares of Common Stock, representing approximately 8.0% of the outstanding shares of Common Stock. Richard L. Jackson disclaims beneficial ownership of all of the JIG shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b) Richard L. Jackson has the power to vote and direct the disposition of the 405,040 shares beneficially owned by him directly. The Reporting Persons share the power to vote and direct the disposition of the remaining2,882,748 shares of Class A Common Stock reported as being beneficially owned.

(c) The Reporting Persons have not engaged in any transactions with respect to the Common Stock during the 60 days before the date of this filing, except as described in Items 3 and 4 of this Schedule.

(d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

CUSIP No. 320703101	Schedule 13D/A	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2023

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: September 29, 2023

/s/ Richard L. Jackson
Richard L. Jackson